Writer’s Direct Dial: +86 10 5920 1090
E-Mail: lhuang@cgsh.com

January 23, 2017

via edgar

Ms. Tiffany Piland Posil, Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Synutra International, Inc. Schedule 13E-3

Filed by Synutra International, Inc. et al.

Filed December 9, 2016

File No. 005-80828

Preliminary Merger Proxy Statement on Schedule 14A Filed December 9, 2016

File No. 001-33397

Dear Ms. Posil:

On behalf of Synutra International, Inc., a company incorporated under the laws of Delaware (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of January 5, 2017 with respect to the Schedule 13E-3, File No. 005-80828 (the “Schedule 13E-3”), filed on December 9, 2016, and the Preliminary Merger Proxy Statement on Schedule 14A, File No. 001-33397 (the “Proxy Statement”), filed on December 9, 2016, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, and the other filing persons, such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Securities and Exchange Commission, p. 2

Concurrently with the submission of this letter, the Company is filing via EDGAR under separate cover Amendment No. 1 to the preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). Please note that the Revised Proxy Statement and Amended Schedule 13E-3 also include other updates to the Company’s disclosures and internal conforming changes. In addition, a marked copy of each of the Amended Schedule 13E-3 and the Revised Proxy Statement to show changes against the Schedule 13E-3 and the Proxy Statement is being provided to the Staff via email.

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Schedule 13E-3

Introduction, page 2

1.	We note that you define “unaffiliated stockholders” as holders of “shares of the Common Stock (other than the excluded shares)” and that the “excluded shares” are those held by any of Parent, Merger Sub and any other direct or indirect subsidiary of Parent and the Company. Please note that the staff views officers and directors of the issuer as affiliates of that issuer when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Rule 13e-3(a)(1). Please revise the disclosure here and throughout the preliminary merger proxy statement to comply with the disclosure obligations set forth in Item 1014(a) or advise why the current definition of unaffiliated stockholders excludes such persons. Also revise to clarify, if true, that Mr. Zhang and Ms. Meng are excluded from the definition of “unaffiliated stockholders” by exclusion of shares held by Parent.

In response to the Staff’s comment, we have revised the disclosure on page 2 of the Amended Schedule 13E-3 and throughout the Revised Proxy Statement.

Preliminary Merger Proxy Statement

General

2.	Please mark your preliminary form of proxy “Preliminary Copy.”

In response to the Staff’s comment, we have revised the form of proxy.

Summary Term Sheet, page 1

Material U.S. Federal Income Tax Consequences of the Merger, page 11

3.	We note that you state that investors “should” consult their own tax advisors. Please revise here and throughout the filing to indicate that investors are encouraged to consult their own tax advisors, rather than stating that they “should” do so.

Securities and Exchange Commission, p. 3

In response to the Staff’s comment, we have revised the disclosure throughout the Revised Proxy Statement.

Questions and Answers About the Special Meeting and the Merger, page 13

What vote of our stockholders is required to adopt the merger agreement and the other proposals?, page 14

4.	Disclosure refers to the number of shares of Common Stock expected to be outstanding on the record date. Please disclose the number of shares of Common Stock outstanding as of the most recent practicable date. Refer to Item 2 of Schedule 13E-3 and Item 1002(b) of Regulation M-A. Please add similar disclosure in the “The Special Meeting” section beginning on page 70.

In response to the Staff’s comment, we have revised the disclosure on pages 14 and 74 of the Revised Proxy Statement.

Special Factors, page 19

Background of the Merger, page 19

5.	Please revise your disclosure to explain how Mr. Zhang and Parent determined the initial proposed purchase price of $5.91 per share presented to the board of directors of the Company on January 14, 2016.

In response to the Staff’s comment, we have revised the disclosure on page 19 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 51

6.	Please revise your disclosure to address any negative factors considered by the buyer group in deciding whether to pursue the merger.

In response to the Staff’s comment, we have revised the disclosure on pages 53 and 54 of the Revised Proxy Statement.

7.	Please revise your disclosure to indicate who in particular was responsible for making the fairness determinations for Parent, Merger Sub, Ms. Meng and Mr. Zhang. Briefly describe the process involved.

In response to the Staff’s comment, we have revised the disclosure on page 54 of the Revised Proxy Statement.

Common Stock Transaction Information, page 98

Purchases by the Company, page 98

8.	Please revise this section to include the range of prices paid for the securities for each quarter during the past two years. Please refer to Item 1002(f) of Regulation M-A.

Securities and Exchange Commission, p. 4

In response to the Staff’s comment, we have revised the disclosure on page 98 of the Revised Proxy Statement.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920 1090.

Very truly yours,

/s/ Ling Huang

Ling Huang Esq.